Exhibit 99.1

Cellectis Enters into New Agreement with CELLforCURE for the cGMP Manufacturing of UCART123 for Hematological Malignancies

NEW YORK & LES ULIS, France--(BUSINESS WIRE)--January 19, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), announced that it entered into a new agreement for the cGMP manufacturing of UCART123 clinical batches, Cellectis’ lead product candidate, with CELLforCURE, an LFB group company and the largest industrial facility for clinical and commercial production of innovative cell therapies in Europe. CELLforCURE will be in charge of implementing cGMP manufacturing processes designed and developed by Cellectis.

Following the recent successful production of UCART19, pursuant to this second agreement CELLforCURE will be responsible for the manufacturing of cGMP clinical batches for UCART123, the lead engineered T-cell product candidate in Cellectis’ wholly owned portfolio. UCART123 targets CD123, an antigen expressed on the surface of cancer cells in malignancies, such as acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cells neoplasm (BPDCN).

UCARTs (Universal Chimeric Antigen Receptor T-cells) are “off-the-shelf” allogeneic product candidates. Their production can be industrialized and standardized with consistent pharmaceutical release criteria, over time and from batch to batch.

Peripheral Blood Monoculear Cells from healthy donors are transduced and genetically edited with Cellectis’ TALEN® technology to seek and destroy cancer cells. This approach could lead to a drug that would be cost-effective, made readily available - “off the shelf” - to broad patient populations in hospitals without need for local CAR-T processing facilities and easily distributed across all geographies.

Dr. David J.D. Sourdive, Executive Vice President Corporate Development, Cellectis, stated: “The manufacturing campaign for UCART123 consolidates Cellectis’ GMP processes and our expertise in its industrialization while allowing Cellectis to further enhance and improve the manufacturing of its UCART product candidates.”

Dr. André Choulika, Chairman & CEO, Cellectis, added: “We are very pleased with our continued collaboration with CELLforCURE, a unique industrial platform dedicated to cell and gene therapies and equipped with a state-of-the-art cGMP manufacturing facility to foster the clinical development of UCART123. Cellectis’ cGMP manufacturing of allogeneic CAR T-cells is a paradigm change in cancer adoptive immunotherapies, for the patient's benefit.”

Pierre-Noël Lirsac, CEO of CELLforCURE stated: “The technical and pharmaceutical experience of the CELLforCURE team is a real asset, bringing its expertise to manufacture Cellectis’ cost-effectively CAR T-cell products, thus helping to make them broadly and immediately available to patients.”

Leopold Bertea, Head of the Global bioproduction division of the LFB group, added: “This new agreement confirms the excellence of the collaboration between Cellectis and CELLforCURE. We are proud to contribute to such an exciting challenge.”

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.

TALEN® is a registered trademark owned by the Cellectis Group.

About CELLforCURE

CELLforCURE is an LFB group company dedicated to Advanced Therapy Medicinal Products. CELLforCURE brings solutions to its customers for industrial development of cell and gene therapy processes, contract manufacturing services for clinical trials and market, and provides regulatory and pharmaceutical services. CELLforCURE operates in a large scale facility located at Les Ulis (France) and currently employs 43 people.

About LFB

LFB is a biopharmaceutical group that develops, manufactures, and markets medicinal products indicated in the treatment of serious and often rare diseases in hemostasis, immunology, and intensive care. Number one in France and in 6th place worldwide in the field of plasma-derived medicinal products, the LFB group is also one of the leading European companies in the development and production of proteins and of innovative treatments based on biotechnology.

With a sustained research effort, the LFB group has a growth strategy that seeks to extend its activities at an international level. The LFB group currently markets products in 40 countries around the world and had a global turnover of 502 million euros in 2014. www.lfb.fr

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com
or
LFB S.A
Sandrine Charrières, +33 (1) 69 82 72 80
Executive VP Corporate Communications
charrieres@lfb.fr
or
Media Relations
Jeanne Bariller, +33 (6) 15 51 49 40
Havas Worldwide
jeanne.bariller@havasww.com